Hilton Group plc

SUPPL

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

DIRECTORS	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
DAVID MICHELS	24	12	2,757
BRIAN WALLACE	24	12	2,757
CHRISTOPHER BELL	24	12	2,757

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
MICHAEL NOBLE	24	12	2,757
WOLFGANG NEUMANN	24	12	695
JOHN O'REILLY	24	12	2,757
BRYAN TAKER	24	12	2,757

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 SEPTEMBER 2005 AT 313.00P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.